UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

THE GYMBOREE CORPORATION

(Name of Subject Company)

THE GYMBOREE CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

403777105

(CUSIP Number of Class of Securities)

Kimberly Holtz MacMillan

Vice President and General Counsel

The Gymboree Corporation

500 Howard Street

San Francisco, California 94105

(415) 278-7000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.

Leif B. King, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by The Gymboree Corporation, a Delaware corporation (the “Company”), on October 25, 2010. The Schedule 14D-9 relates to the offer by Giraffe Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Giraffe Holding, Inc., a Delaware corporation (“Parent”), which is controlled by Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership (the “Bain Fund”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a purchase price of $65.40 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent, Purchaser and the Bain Fund with the SEC on October 25, 2010.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by adding the following sentence to the end of the fourth paragraph under the heading “Arrangements with Current Executive Officers and Directors of the Company—Overview” on page 4 of the Schedule 14D-9:

“Additionally, no member of the Company’s management has entered into an employment agreement or other agreement, arrangement or understanding with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement or other agreement, arrangement or understanding with the Bain Fund with respect to a co-investment with the Bain Fund in the Company.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following paragraph immediately after the second paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 11 of the Schedule 14D-9:

“From time to time, Goldman Sachs suggested potential acquisition targets to the Company. None of these suggestions resulted in negotiations or a transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentences to the end of the third paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 11 of the Schedule 14D-9:

“Between September 2008 and June 2010, the Company Board considered the acquisition of various smaller specialty retail companies. The only acquisition opportunity that proceeded to negotiations was the potential acquisition of a specialty retail company in May and June 2010. The Company Board ultimately determined not to pursue any acquisition transaction for a variety of reasons, including because of the risks and uncertainties in execution associated with some of these transactions, because the Board believed that other alternatives were more suitable to maximize stockholder value or because the opportunity was no longer available at the time the Board had reached a determination with respect thereto. Between September 2008 and June 2010, the Board also considered and implemented two share repurchase programs totaling $140 million.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following paragraph immediately after the fourth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 11 of the Schedule 14D-9:

“In connection with the Special Committee’s review of the strategic alternatives available to the Company starting in mid-July 2010, the Special Committee considered, among other things, a potential recapitalization in the form of a leveraged or unleveraged share repurchase, but ultimately determined that, while a recapitalization might be an attractive alternative, there were substantial risks and uncertainties in execution and stockholder value might best be achieved with more certainty in a sale transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the fifth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 11 of the Schedule 14D-9:

“The preliminary, non binding views of valuation communicated to the Company by each of Party B, Party C and Party D in June 2010 were as follows:

•	Party B: $58.00 per share to $62.00 per share

•	Party C: $57.00 per share to $61.00 per share; and

•	Party D: $61.00 per share to $64.00 per share.

The Company did not respond to these proposals until after the July 13, 2010 meeting of the Company Board described below.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the fourth sentence of the sixth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 12 of the Schedule 14D-9 with the following:

“The Company Board also authorized directors John Pound and Scott Ryles to contact legal counsel in the process.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the fourth sentence of the eighth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 12 of the Schedule 14D-9 with the following:

“While the Special Committee had been delegated the power and authority described in the preceding sentence, the Company Board retained full authority to approve or disapprove any potential transaction presented by the Special Committee because, at the time the Special Committee was established, the Company Board had not determined to undertake the sale of the Company as opposed to pursuing any of the other strategic alternatives available to the Company, including continuing to execute on the Company’s long-term plan.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence immediately after the fifth sentence of the ninth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 12 of the Schedule 14D-9:

“Prior to the engagement by the Special Committee, Skadden Arps had not represented the Company and/or Company management.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the fifteenth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 14 of the Schedule 14D-9:

“Representatives of Goldman Sachs were present during the management presentation meetings with Party A and Bain, Party B, Party C, and Party D.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the seventeenth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 14 of the Schedule 14D-9:

“The per share prices or price ranges suggested in the revised non-binding indications of interest submitted by Party A and Bain, Party B, and Party C, respectively, on August 19, 2010, and by Party D on August 20, 2010 were as follows:

•	Party A and Bain: $58.00 per share to $60.00 per share;

•	Party B: $60.00 per share;

•	Party C: $60.00 per share; and

•	Party D: $58.00 per share to $61.00 per share.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentences to the end of the eighteenth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 15 of the Schedule 14D-9:

“The Special Committee, in consultation with its financial advisors, reviewed the likely strategic buyers and determined that, for a variety of reasons, each of these strategic buyers would be unlikely to engage in an acquisition of the Company. In addition, the Special Committee also considered the risks associated with providing competitively sensitive information to these strategic buyers.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence immediately after the first sentence of the twenty-second paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 15 of the Schedule 14D-9:

“Representatives of Goldman Sachs were present during the business unit presentations made to Party A and Bain, Party B and Party D.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the twenty-fifth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 15 of the Schedule 14D-9:

“The per share prices or price ranges suggested in the preliminary, non-binding indications of interest communicated by Party G, Party H, and Party I, respectively, on September 17 – 21, 2010, were as follows:

•	Party G: $60.00 per share to $65.00 per share;

•	Party H: $60.00 per share; and

•	Party I: $60.00 per share.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the thirtieth paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 16 of the Schedule 14D-9:

“Representatives of Goldman Sachs were present during the management presentation meetings with Party G, Party H and Party I.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence immediately after the first sentence of the thirty-second paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 16 of the Schedule 14D-9:

“On October 5, 2010, the New York Post published an article stating that certain private equity firms, including Apollo Management, Apax Partners, Bain Capital, Irving Place Capital and KKR, had shown interest in the Company.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the thirty-third paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 16 of the Schedule 14D-9:

“Representatives of Goldman Sachs were present during the business unit presentations made to Party G and Party I.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the second sentence of the forty-first paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 17 of the Schedule 14D-9 with the following:

“Following a thorough discussion and after taking into account PJSC’s knowledge about the retail industry and the Company, the Special Committee authorized the engagement of PJSC to provide a second opinion regarding the fairness of a potential transaction.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following paragraphs immediately after the last paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger” on page 19 of the Schedule 14D-9:

“As disclosed elsewhere in this Schedule 14D-9, the confidentiality agreements entered into between the Company and each of Party A, Party B, Party C and Party D contain standstill provisions. If Party A, Party B, Party C or Party D expresses a desire to participate in the “go shop” process, such party would be free to do so. None of these parties have been contacted in the “go shop” process because such parties participated in the original process and indicated their desire not to proceed with further conversations with the Company regarding a potential transaction.

The confidentiality agreements entered into between the Company and each of Party E, Party F, Party G, Party H and Party I contain standstill provisions. If Party E, Party F, Party G, Party H or Party I expresses a desire to participate in the “go-shop” process, such party would be free to do so. Certain of these parties were not contacted in the “go-shop” process because such parties participated in the original process and indicated their desire not to proceed with further conversations with the Company regarding a potential transaction. The other parties were contacted during the “go-shop” process, and each party indicated its desire not to proceed with further conversations with the Company regarding a potential transaction.

During the “go-shop” process Goldman Sachs contacted a number of strategic and financial parties about a potential transaction. One strategic party inquired further about a potential transaction but did not proceed to execute a confidentiality agreement with the Company.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the first paragraph in the subsection titled “Special Committee” under the heading “Background of the Offer and the Merger; Reasons for Recommendation—Reasons for Recommendation” on pages 19 and 20 of the Schedule 14D-9 with the following:

“The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In recommending to the Company Board that it approve and declare advisable, fair to and in the best interest of the stockholders of the Company, the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the stockholders of the Company approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, the Special Committee considered the following material factors and benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement:”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the first sentence in the subsection titled “Selected Companies Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on page 29 of the Schedule 14D-9 with the following:

“Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the specialty retail industry (the “Selected Companies”):”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the bullet point list of companies in the subsection titled “Selected Companies Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on pages 29 and 30 of the Schedule 14D-9 with the following table:

Selected Companies	EV/LTM EBITDA Multiple	NTM-P/E
Abercrombie & Fitch Co.	7.7x	18.5x
Aéropostale, Inc.	4.3x	8.8x
American Eagle Outfitters, Inc.	7.1x	15.5x
AnnTaylor Stores Corporation	5.4x	16.5x
The Buckle, Inc.	5.9x	11.3x
Chico’s FAS, Inc.	5.5x	13.4x
The Children’s Place Retail Stores, Inc.	5.7x	14.7x
The Dress Barn, Inc.	4.5x	11.7x
The Gap, Inc.	3.6x	9.7x
Hot Topic, Inc.	4.2x	NM
J.Crew Group, Inc.	6.2x	13.5x
Limited Brands, Inc.	7.3x	14.7x
lululemon athletica inc.	21.3x	33.9x
rue21, inc.	10.6x	19.8x
The Talbots, Inc.	5.5x	10.8x
Urban Outfitters, Inc.	9.4x	16.2x
The Wet Seal, Inc.	4.6x	18.0x
Zumiez Inc.	17.3x	32.5x

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the second sentence in the subsection titled “Illustrative Discounted Cash Flow Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on page 30 of the Schedule 14D-9 with the following sentences:

“Goldman Sachs calculated indications of present value of unlevered free cash flows for the Company for the fiscal years 2010 through 2015 using discount rates ranging from 11.0% to 14.0%, which were derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the Company, as well as certain financial metrics for the United States financial markets generally. The applied discount rates ranging from 11.0% to 14.0% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the list of transactions in the subsection titled “Selected Transactions Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on page 31 of the Schedule 14D-9 with the following table:

Transaction	Enterprise Value ($ in millions)	EV/LTM EBITDA Multiple
Phillips-Van Heusen Corporation / Tommy Hilfiger B.V. (March 2010)	3,141	8.3x
Advent International Corporation / Charlotte Russe Holding, Inc. (August 2009)	311	7.4x
Golden Gate Private Equity, Inc. / Eddie Bauer Holdings, Inc. (July 2009)	286	5.9x
The Dress Barn, Inc. / Tween Brands, Inc. (June 2009)	237	7.7x
Redcats USA, Inc. / United Retail Group, Inc. (September 2007)	149	7.1x
Lee Equity Partners, LLC / Deb Shops, Inc. (July 2007)	260	7.8x
Payless ShoeSource, Inc. / The Stride Rite Corporation (May 2007)	868	12.2x
Apollo Management, L.P. / Claire’s Stores, Inc. (March 2007)	2,739	8.9x
Limited Brands, Inc. / La Senza Corporation (November 2006)	563	9.3x
The Talbots, Inc. / The J. Jill Group, Inc. (February 2006)	470	18.5x
Bain Capital Partners, LLC / Burlington Coat Factory Warehouse Corporation (January 2006)	1,874	6.8x
Apax Partners Worldwide, LLP / Tommy Hilfiger Corporation (December 2005)	1,546	7.0x
Carter’s Inc. / OshKosh B’Gosh, Inc. (May 2005)	281	9.4x

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence immediately after the third sentence of the first paragraph of the subsection titled “Present Value of Future Share Price Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on page 32 of the Schedule 14D-9 with the following:

“These illustrative price-to-earnings ratio multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average price-to-earnings ratio multiples for the Company’s Common Stock during the five-year period ending on September 30, 2010 (i.e., the Undisturbed Date) and for the Selected Companies’ common stock during the five-year period ending on October 8, 2010.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the table showing the results of the present value of future share price analysis in the subsection titled “Present Value of Future Share Price Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on page 32 of the Schedule 14D-9 with the following:

Year	Illustrative Per Share Value Indications
	Unlevered Repurchase Scenario	Levered Repurchase Scenario
2011	$50.20–$59.32	$49.22–$65.25
2012	$51.20–$59.77	$50.89–$65.89
2013	$52.37–$60.46	$52.32–$66.34
2014	$53.49–$60.99	$53.91–$66.72
2015	$54.27–$61.14	$55.00–$66.53

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence immediately after the fourth sentence of the fifth paragraph of the subsection titled “General” under the heading “Opinion of Financial Advisor and Second Opinion—Goldman Sachs” on page 33 of the Schedule 14D-9:

“The Investment Banking Division of Goldman Sachs has not received material compensation for any such services.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence and table immediately after the third paragraph in the subsection titled “Analysis of Selected Publicly Traded Comparable Companies” under the heading “Opinion of Financial Advisor and Second Opinion—Peter J. Solomon Company” on page 36 of the Schedule 14D-9:

“This analysis resulted in the following tables of financial multiples and ratios:

Selected Companies	Enterprise Value as a Ratio of:
	LTM Net Sales	LTM EBITDA	FY 2010 EBITDA	FY 2011 EBITDA
Aeropostale, Inc.	85.6%	4.3x	4.2x	4.1x
Abercrombie & Fitch Co.	108.3%	7.7x	6.9x	5.7x
American Eagle Outfitters, Inc.	89.4%	6.0x	5.4x	5.4x
The Buckle, Inc.	146.1%	5.9x	6.0x	5.8x
Carter’s, Inc.	98.9%	5.8x	5.9x	5.9x
The Children’s Place	74.8%	5.8x	5.7x	5.2x
Gap, Inc.	66.4%	3.6x	3.9x	3.9x
Hot Topic, Inc.	29.4%	4.3x	5.3x	4.4x
rue21, inc.	119.9%	10.6x	9.8x	8.1x
Urban Outfitters, Inc.	213.1%	9.2x	8.3x	7.0x
Zumiez Inc.	162.1%	17.3x	14.4x	11.5x

Selected Companies	Equity Value as a Ratio of:
	LTM EPS	FY 2010 EPS	FY 2011 EPS
Aeropostale, Inc.	9.4x	9.2x	8.6x
Abercrombie & Fitch Co.	25.2x	23.8x	16.7x
American Eagle Outfitters, Inc.	16.1x	18.6x	14.8x
The Buckle, Inc.	11.3x	11.4x	11.4x
Carter’s, Inc.	10.7x	11.2x	10.6x
The Children’s Place	17.4x	16.2x	14.3x
Gap, Inc.	10.3x	10.2x	9.7x
Hot Topic, Inc.	42.8x	NM	35.8x
rue21, inc.	24.1x	23.0x	19.0x
Urban Outfitters, Inc.	20.4x	18.5x	15.6x
Zumiez Inc.	NM	37.2x	29.7x

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the last sentence of the second paragraph of the subsection titled “Analysis of Selected Precedent Transactions” under the heading “Opinion of Financial Advisor and Second Opinion—Peter J. Solomon Company” on page 37 of the Schedule 14D-9 with the following:

“This analysis resulted in the following table of financial multiples and ratios:

Acquiror / Target	Date	LTM Net Sales	LTM EBITDA	LTM EBIT
Phillips-Van Heusen Corporation / Tommy Hilfiger Corporation	March 2010	141.0%	8.5x	11.5x
Advent International Corporation / Charlotte Russe Holdings, Inc.	August 2009	38.1%	7.6x	28.7x
Golden Gate Capital / Eddie Bauer Holdings, Inc.	June 2009	28.9%	6.3x	NM
Dress Barn Inc. / Tween Brands, Inc.	June 2009	25.9%	8.1x	NM
Redcats USA, Inc. / United Retail Group, Inc.	September 2007	31.9%	7.1x	16.6x
Lee Equity Partners, LLC / Deb Shops, Inc.	July 2007	79.4%	7.8x	9.3x
Apollo Management, L.P. / Claire’s Stores, Inc.	March 2007	187.2%	8.9x	10.9x
Limited Brands, Inc. / La Senza Corporation	November 2006	143.8%	9.6x	13.5x
Istithmar PJSC / Loehmann’s Holdings	May 2006	68.8%	8.3x	13.5x
Bain Capital, LLC / Burlington Coat Factory Warehouse Corp.	January 2006	56.0%	6.9x	10.3x
The Talbots, Inc. / The J. Jill Group, Inc.	January 2006	103.9%	18.8x	NM
Apax Partners / Tommy Hilfiger Corporation	December 2005	80.2%	6.3x	9.6x
The William Carter Company / OshKosh B’Gosh, Inc.	May 2005	69.6%	9.4x	12.5x

Based on this analysis, PJSC developed a summary precedent valuation analysis based on a range of precedent transactions valuation multiples and ratios for the PJSC Selected Precedent Transactions. This analysis resulted in the following ranges of implied multiples and ratios:”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the first sentence of the first paragraph of the subsection titled “Discounted Cash Flow Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Peter J. Solomon Company” on page 37 of the Schedule 14D-9 with the following:

“PJSC performed a discounted cash flow analysis to calculate the theoretical value per share of Company Common Stock based on the value of the Company’s future free cash flows, where “free cash flow” equals EBIT, less EBIT multiplied by the Company’s tax rate, less capital expenditures, less change in net working capital, plus depreciation and amortization, as each component was estimated and provided by the Company’s management for fiscal years 2011 to 2015, except that in PJSC’s analysis, EBIT includes, as a cash expense, the stock-based compensation expense estimated and provided by the Company’s management for those fiscal years, and does not include interest income after taxes.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the last sentence of the first paragraph of the subsection titled “Discounted Cash Flow Analysis” under the heading “Opinion of Financial Advisor and Second Opinion—Peter J. Solomon Company” on page 38 of the Schedule 14D-9 with the following:

“PJSC determined to use these discount rates based on the weighted average cost of capital of the Company and other companies deemed comparable to the Company by PJSC in its professional judgment. In addition, the range of terminal multiples that PJSC selected was based on the professional judgment of PJSC.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5, “Persons/Assets Retained, Employed, Compensated or Used,” is hereby amended and supplemented by inserting the following sentence after the first sentence of the third paragraph under the heading “Persons/Assets Retained, Employed, Compensated or Used” on page 39 of the Schedule 14D-9:

“The Investment Banking Division of Goldman Sachs has not received material compensation for any such services.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” is hereby amended and supplemented by deleting the word “third” in the first sentence of the first paragraph under the heading “Additional Information—Litigation” on page 43 of the Schedule 14D-9.

Item 8, “Additional Information” is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under the heading “Additional Information—Litigation” on page 43 of the Schedule 14D-9:

“On November 2, 2010, the plaintiff filed a motion seeking to compel the named defendants in that lawsuit, including Gymboree, Bain Capital and various members of the Company Board, to produce certain documents relating to that plaintiff’s claim.”

Item 8, “Additional Information” is hereby amended and supplemented by replacing the last sentence under the heading “Additional Information—Litigation” on page 44 of the Schedule 14D-9 with the following:

“While the Company believes that each of the aforementioned complaints is without merit and that it and the other defendants named therein (collectively with the Company, the “Defendants”) have valid defenses to all claims, in an effort to minimize the burden and expense of further litigation relating to such complaints, on November 12, 2010, the Defendants reached an agreement in principle with the plaintiffs in the actions (collectively, the “Plaintiffs”) to settle the litigation in its entirety and resolve all allegations by the Plaintiffs against the Defendants in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The settlement, which is subject to further definitive documentation and court approval, provides for a settlement and release by the purported class of the Company’s stockholders of all claims against the Defendants in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In exchange for such settlement and release, the parties agreed, after arm’s length discussions between and among the Defendants and the Plaintiffs, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in this Amendment), although the Company does not make any admission that such additional supplemental disclosures are material or otherwise required. After reaching agreement on the substantive terms of the settlement, the parties also agreed that Plaintiffs may apply to the court for an award of attorneys’ fees and reimbursement of expenses, which, under certain circumstances, Defendants have agreed not to oppose. In the event the settlement is not approved by the court or the conditions to settlement are not satisfied, the Defendants will continue to vigorously defend these actions.”

Item 8, “Additional Information” is hereby amended and supplemented by adding the following sentence immediately after the third sentence in the first paragraph under the heading “Additional Information—Certain Company Projections” on page 44 of the Schedule 14D-9:

“PJSC was provided and utilized the same financial forecasts in its analysis as did Goldman Sachs.”

Item 8, “Additional Information” is hereby amended and supplemented by adding the following line items to the table titled “Five-Year Projections” under the heading “Additional Information—Certain Company Projections” on page 45 of the Schedule 14D-9:

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Stock Based Compensation	$19	$19	$19	$19	$19
After-Tax Interest Income	$1	$2	$3	$5	$8
Free Cash Flow (2)	$121	$131	$161	$173	$192

(2)	Defined as cash flow from operations less capital expenditures.

ITEM 9.	EXHIBITS

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Supplement No. 1 to Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

ANNEX II

Annex II—Peter J. Solomon Opinion Letter Dated October 11, 2010 is hereby amended and supplemented by deleting the first sentence of the third paragraph on page II–3 of Annex II to the Schedule 14D-9 and replacing with the following:

“This letter is for the information and assistance of the Board of Directors of the Company and the Special Committee of the Board of Directors of the Company and may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

THE GYMBOREE CORPORATION

By:	/S/ MATTHEW K. MCCAULEY
Name:	Matthew K. McCauley
Title:	Chairman and Chief Executive Officer

Dated: November 12, 2010